SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Acquisition of Shares of Woori Financial Capital Co., Ltd.

On May 21, 2021, Woori Financial Group Inc. (“Woori Financial Group”) entered into a stock purchase agreement with Woori Financial Capital Co., Ltd. (“Woori Financial Capital”), its direct subsidiary, to purchase the treasury stock of Woori Financial Capital. The key details of the acquisition are as follows:

•	Number of shares to be acquired: 2,064,059 common shares

•	Purchase price (KRW): 23,736,678,500 based on the KRX KOSPI Market closing price as of May 21, 2021

•	Ratio of purchase price to total equity of Woori Financial Group: 0.09%, based on Woori Financial Group’s total equity of KRW 26,725,844,883,509 as of December 31, 2020.

•	Purpose of share acquisition: To enhance corporate value by improving management efficiency and strengthening group unity

•	Total number of shares to be owned by Woori Financial Group following the acquisition: 52,064,059 (representing 90.47% of Woori Financial Capital’s total issued shares)

•	Expected date of transaction: May 24, 2021 (subject to change)

•	Key financial data of Woori Financial Capital:

	Total assets	Total liabilities	Total equity	Share capital	Operating revenue(1)	Net income
	(in millions of Won)
FY2020	8,880,117	8,053,840	826,277	287,729	832,511	58,980
FY2019	7,473,168	6,659,178	813,990	287,729	726,369	101,588
FY2018	6,201,432	5,449,071	752,361	287,729	615,238	90,969

(1): Includes interest income, lease income, gain on financial instruments at fair value through profit or loss, gain on investments in joint ventures and associates and other operating income, and excludes non-operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 21, 2021	By:	/s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Senior Managing Director